Exhibit 99.4
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Amounts in millions of euros)	2009	2008	2007	2006	2005(a)
	(unaudited)
Net income	8,447	10,590	13,181	11,773	12,734
Income tax expenses	7,751	14,146	13,575	13,720	11,806
Minority interest	182	363	354	367	370
Equity in income of affiliates (in excess of)/ less than dividends received	(378)	(311)	(821)	(952)	(596)
Interest expensed	450	779	1,547	1,588	1,211
Estimate of the interest within rental expense	204	142	128	91	68
Amortization of capitalized interest	129	115	108	100	100

Total	16,785	25,824	28,072	26,687	25,693

Interest expensed	450	779	1,547	1,588	1,211
Capitalized interest	141	317	321	237	101
Estimate of the interest within rental expense	204	142	128	91	68
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	1

Fixed charges	795	1,238	1,996	1,916	1,381

Ratio of Earnings to fixed charges	21.11	20.86	14.06	13.93	18.60

(a)	2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).